SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A4	Page 2 of 8

1	NAME OF REPORTING PERSON Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A4	Page 3 of 8

1	NAME OF REPORTING PERSON TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,639,984[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,639,984[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A4

This constitutes Amendment No. 4 (the “Amendment No. 4”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

On February 9, 2018, TAR Holdings delivered an advance notice to the Issuer nominating a slate of three highly qualified director candidates, including Steven G. Singer, Wayne Barr, Jr. and Patrick F. Doyle (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”). The Reporting Person believes that significant change to the composition of the Board is warranted given, among other things, (i) the significant underperformance of the Issuer, (ii) the recent actions taken by the Board and management which are clearly designed to entrench themselves to the detriment of the Issuer’s stockholders (including the purported adoption by the Issuer of those certain Amended and Restated Bylaws on December 22, 2017, and the Section 382 Tax Benefits Preservation Plan on January 8, 2018 (the “Poison Pill”), promptly after the Reporting Person filed the original Statement and indicated that the Reporting Person believed that the Issuer was being mismanaged), (iii) that the Issuer’s Chief Executive Officer (“CEO”) commutes to Alaska at the cost of the Issuer’s shareholders, has recently sold a significant amount of the Common Stock and receives approximately a $3,000,000 dollar salary, which is far in excess of executive compensation in any comparable public company, evidencing that the CEO has no incentive to maximize shareholder value, (iv) the failure by the Issuer and current management to retain a financial advisor to review strategic alternatives, as the Reporting Person suggested, which would be in the best interests of the Issuer’s shareholders, (v) that Shawn O’Donnell, upon information and belief, the only independent member of the Board, recently resigned, and the Reporting Person believes that Mr. O’Donnell may have resigned due to the Board’s unwillingness to include Mr. O’Donnell in its decision-making processes, in apparent violation of the Board’s duty to consider the input of each member of the Board, and (vi) the superior qualifications of the Reporting Person’s Nominees.

TAR Holdings has attempted to engage, and remains open to engaging, with the Board and management of the Issuer to reach a mutually agreeable resolution that would avoid the need for an election contest at the Annual Meeting. TAR Holdings will also request a waiver of the Poison Pill in order to purchase up to 14.9% of the Issuer’s common stock and plans on voting against ratification of the Poison Pill at the Annual Meeting.

TAR Holdings’ independent, highly qualified director candidates include:

Steven G. Singer. Mr. Singer has had a high-impact career, driving operating efficiencies and financially restructuring underperforming companies in a wide range of industries, including: high-security financial and identity transactions and documents, data storage and retrieval, complex web hosting and managed services, cable TV, beverages, energy, textiles, plastics, telecom, pharmaceuticals and other medical devices and products. Mr. Singer has a highly creative strategic mindset, underpinned by strong academic credentials – BA (Summa Cum Laude), University of Pennsylvania, Juris Doctor, Harvard Law School. Mr. Singer is reasonably conversant in Spanish and Portuguese. He has extensive international experience – having managed operating businesses and completed complex transactions in over 15 countries. He is also a frequent keynote/featured speaker at industry events.

Most recently, as Chairman and CEO of American Banknote Corporation, Mr. Singer inherited a parent company in bankruptcy, in default of its debt covenants, with rapidly declining revenues, and in turmoil following a drastic devaluation in the Brazilian Real against the U.S. Dollar, which effectively halved revenues from its largest operating unit. Moreover, the company’s second largest business unit, in Australia, was also in bank default with total debt nearly 10 times EBITDA, its American subsidiary was suffering from a sharp decline in sales of its principal legacy product line, and its European unit lacked competitive scale.

•	Mr. Singer transformed the company into a technology-driven global leader in the development, enrollment, issuance and maintenance of secure transactions, documents and mobile solutions for identity, payment, health care and transit – virtually debt free, with sales approaching $300 million, high profits and strongly positive cash flow;

•	Mr. Singer sold European subsidiary for 18 times earnings, renegotiated Australian debt with offshore banking syndicate;

•	Mr. Singer floated the Brazilian subsidiary on Brazilian stock market; and

•	Mr. Singer acquired and rapidly grew a business in China, to ensure lowest-cost production.

Earlier, as member of an investment group, Mr. Singer acquired stakes in multiple underperforming companies, taking an active role in setting strategy, driving operational improvement and restructuring finances – driving significant shareholder returns.

Currently, Mr. Singer also serves as a director on the Board of Directors of CCUR Holdings, Inc.

TAR Holdings selected Mr. Singer as a Nominee because he brings a wide range of experience in a variety of industries, including serving as a Chairman, CEO and director. Mr. Singer also has knowledge regarding, and experience with, accounting matters.

Wayne Barr, Jr.. Mr. Barr is the principal of Oakleaf Consulting Group LLC, a management consulting firm focusing on technology and telecommunications companies, which he founded in 2001. Through Oakleaf, Mr. Barr provides assistance to a wide variety of clients in areas of corporate strategy and planning, mergers and acquisitions, as well as restructuring advice to those of his clients that are seeking to “right-size” their operations. Mr. Barr is also managing director of Alliance Group of NC, LLC, a full service real estate firm providing brokerage, planning and consulting services throughout North Carolina to a wide variety of stakeholders including landowners, developers, builders and investors, a position he has held since 2013. In 2012, Mr. Barr co-founded IoSat Holdings Limited, a worldwide satellite capacity provider using proprietary technology. Mr. Barr currently serves as a director and General Counsel of IoSat. Mr. Barr also co-founded and was president from 2003 to 2008 of Capital & Technology Advisors, a management consulting and restructuring firm, where he oversaw the day-to-day operations of a 20-person consulting firm focusing on telecommunications operations and restructurings. As president, Mr. Barr managed employees and independent contractors and was one of two lead contacts for all of the firm’s clients This wide-ranging experience, coupled with his legal background, has provided Mr. Barr with a skill set particularly suited to assisting with deal structure and execution, as well as operational assistance across several industries.

Mr. Barr currently serves on the board of directors of HC2 Holdings, Inc. (NYSE MKT: HCHC), where he has served as chairman of the Audit Committee and Nominating and Governance Committee and as a member of the Compensation Committee from January 2014 through June 2016, when he resigned from such committees (but continues as a board member) as he assumed a more active role at HC2. Mr. Barr also serves on the board of directors of Aviat Networks, Inc. (NASDAQ: AVN) and as Chairman of the board of directors of CCUR Holdings, Inc. (NASDAQ: CCUR) and has served on the boards of directors of Anacomp, Leap Wireless International, NEON Communications and Globix Corporation. He has also served as a Trustee of the New York Racing Association. Mr. Barr received his J.D. degree from Albany Law School of Union University and is admitted to practice law in New York State. He is also a licensed real estate broker in the state of North Carolina.

TAR Holdings selected Mr. Barr as a Nominee because he brings a wide range of experience serving as an executive, including serving as a director of other publicly traded companies. Mr. Barr also has knowledge regarding, and experience with, accounting matters.

Patrick F. Doyle. Mr. Doyle is the principal of Sherwood Strategic Consulting LLC, a management consulting firm focused on special situations in the telecommunications and technology fields. As a management consultant, Mr. Doyle has performed in executive roles such as Chief Integration Officer, Chief Restructuring Officer, and President & COO for client companies, restructuring and improving operational and financial performance, and driving value creation. In each of these roles, Mr. Doyle was engaged by and reported directly to the board of directors, and had responsibility for accurate budgeting, forecasting and financial reporting. Mr. Doyle has a solid understanding of fundamental financial statements both from education and from 30 years’ experience as a telecommunications manager and executive in various roles where he was responsible for the P&L of organizations or regions within the various companies. Mr. Doyle has served in senior management roles at Bell Atlantic, Conectiv Communications, BroadStreet Communications and most recently Zayo Group.

Mr. Doyle has strong academic credentials, having received a B.E.E. in Electrical Engineering from Villanova University and an M.B.A. in Financial Management from St. Joseph’s University.

TAR Holdings selected Mr. Doyle as a nominee because of his extensive experience as a telecommunications engineer, manager, and operating executive, his service on the board of directors of another company and his deep industry knowledge and experience. Mr. Doyle also has knowledge regarding, and experience with, accounting matters.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer.

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

Pursuant to letter agreements, TAR Holdings has agreed to indemnify each of Messrs. Singer, Barr and Doyle against any and all claims of any nature arising from the nomination of the Nominees and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.1	Form of Indemnification Letter Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

By:	/s/ Karen Singer
Karen Singer